

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

क्रमांक/No.: CO/S&B/VR/2003/ 2543

दिनांक / तारीख / Date : 26.08.2003



RECD S.E.C.
AUG 2 9 2003
1086

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
LIMITED REVIEW OF QUARTERLY RESULTS FOR THE QUARTER ENDED 30TH JUNE, 2003

We enclose for your information a copy of our letter No.CO/S&B/VR/2003/2526 dated the August 26, 2003 addressed to The Stock Exchange, Mumbai alongwith a copy of Limited Review.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

PROCESSED
SEP 04 2003
THOMSON FINANCIAL

SUPPL

Yours faithfully,

(Arun Kumar)
GENERAL MANAGER
(Shares & Bonds)



03029681

Encl. : a/a.

dlw 9/3

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.



भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

जा. क्रमांक / No. : CO/S&B/VR/2003/ 2526

दिनांक / तारीख / Date: 26.08. 2003

Dear Sir,

LISTING AGREEMENT
LIMITED REVIEW OF QUARTERLY RESULTS FOR THE QUARTER ENDED 30TH JUNE, 2003

In terms of Clause 41 of the Listing Agreement we forward herewith a copy of the "Limited Review" of financial results of the Bank for the quarter ended on the 30th June, 2003, by the Auditors. In this connection, we may add that the sum total of the first quarterly unaudited results in respect of any item does not vary by 20% from the respective item in the quarterly results as determined after the Limited Review.

2. Kindly acknowledge receipt.

Yours faithfully,



GENERAL MANAGER
(Shares & Bonds)
Encl. a.a


CORPORATE
SHARES & BONDS

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

FILE NO. 82-4524

STATE BANK OF INDIA

Central Office, Mumbai 400 021.

UNAUDITED QUARTERLY FINANCIAL RESULTS FOR THE THREE MONTHS ENDED 30TH JUNE 2003

Rs. in crores

	Particulars	Quarter ended 30th June 2003	Quarter ended 30th June 2002	YEAR ended 31st March 2003 (Audited)
1	Interest Earned (a) + (b) + (c) + (d)	7770.26	7535.88	31087.02
	(a) Interest / discount on advances / bills	2848.76	2812.70	11229.10
	(b) Income on Investments	3938.44	3611.57	15257.64
	(c) Interest on balances with Reserve Bank of India and other interbank funds	791.08	840.56	3273.67
	(d) Others	191.98	271.05	1326.61
2	Other Income	1752.94	1034.50	5740.26
	(A) TOTAL INCOME (1+2)	9523.20	8570.38	36827.28
3	Interest Expended	5085.57	5120.21	21109.46
4	Operating Expenses (e) + (f)	1910.69	1734.21	7942.42
	(e) Payments to and provisions for employees	1347.05	1280.80	5688.71
	(f) Other Operating Expenses	563.64	453.41	2253.71
	(B) TOTAL EXPENDITURE (3) + (4) (excluding Provisions and Contingencies)	6996.26	6854.42	29051.88
	(C) OPERATING PROFIT (A - B) (Profit before Provisions and Contingencies)	2526.94	1715.96	7775.40
	(D) Provisions and Contingnecies (net of write back)	791.58	477.81	2507.89
	--- of which provisions for Non-performing asse	850.00	400.00	2592.43
	(E) Provision for Taxes	835.00	474.95	2162.51
	(F) NET PROFIT (C - D - E)	900.36	763.20	3105.00
5	Paid-up equity Share Capital	526.30	526.30	526.30
6	Reserves excluding revaluation reserves (as per balance sheet of previous accounting year)	16677.08	14698.08	16677.08
7	Analytical Ratios			
	(i) Percentage of shares held by Govt.of India	nil	nil	nil
	(ii) Capital Adequacy Ratio	13.71%	13.19%	13.50%
	(iii) Earnings Per Share	17.11 (not annualised)	14.50 (not annualised)	59.00
	(iv) (a) Amount of gross non-performing assets	13351.49	15526.06	13506.07
	(b) Amount of net non-performing assets	5153.65	6452.51	6183.00
	(c) % of gross NPAs	9.37	11.99	9.34
	(d) % of net NPAs	3.84	5.36	4.50
	(v) Return on Assets (Annualised)	0.96%	0.88%	0.86%

IN TERMS OF OUR REVIEW REPORT OF EVEN DATE

STATE BANK OF INDIA

Central Office, Mumbai 400 021.

Unaudited Segment-wise Revenue, Results and Capital Employed

Rs. in crores

		Quarter ended 30th June 2003	Quarter ended 30th June 2002	Year ended 31st March 2003 (Audited)
1	**Segment Revenue (income)**			
a.	Banking Operations	7737.44	7508.84	31250.98
b.	Treasury Operations	5725.95	4719.39	21425.89
	Total	13463.39	12228.23	52676.87
	Less: Inter Segment Revenue	3983.27	3731.87	15986.81
	Net Income from Operations	9480.12	8496.36	36690.06
2	**Segment Results (Profit before tax)**			
a.	Banking Operations	488.86	833.39	2639.31
b.	Treasury Operations	1292.05	419.37	2880.34
	Total	1780.91	1252.76	5519.65
	Less: Other un-allocable expenditure net of un-allocable income	45.55	14.61	252.14
	Total Profit Before Tax	1735.36	1238.15	5267.51
	Less : Income Tax	835.00	474.95	2162.51
	Net Profit	900.36	763.20	3105.00
3	**Segment Assets**			
a.	Banking Operations	346624.29	313093.41	346624.29
b.	Treasury Operations	192371.83	171782.55	192371.83
c.	Unallocated	18829.64	3765.77	18829.64
	Less : Eliminations	181949.26	140413.48	181949.26
	Total	**375876.50**	**348228.25**	**375876.50**
4	**Segment Liabilities**			
a.	Banking Operations	331062.18	300105.78	331062.18
b.	Treasury Operations	189356.13	169546.13	189356.13
c.	Unallocated	0.00	0.00	0.00
	Less : Eliminations	161744.86	136647.71	161744.86
	Total	**358673.45**	**333004.20**	**358673.45**

(Segment Assets and Liabilities are as on 31st March of the previous year)

IN TERMS OF OUR REVIEW REPORT OF EVEN DATE

FILE NO. 82-4504

STATE BANK OF INDIA
Central Office, Mumbai 400 021.

Notes :

1. The working results for the quarter ended 30th June, 2003 have been arrived at after considering provisions for NPAs. Bonus, Gratuity, Wealth Tax, Investment Depreciation, Income Tax (after adjustment for deferred tax) etc. on an estimated basis.
2. Payments to and provisions for Employees for the quarter ended 30th June 2003 include an amount of Rs. 88.63 crore towards writing off on pro-rata basis, the Deferred Revenue Expenditure related to Voluntary Retirement Scheme implemented in FY 2000-01.
3. In respect of foreign exchange transactions, the Bank is consistently following FEDAI / RBI guidelines, which are mandatory, instead of the Accounting Standard 11 of the ICAI.
4. The figures of previous periods have been regrouped, wherever necessary, to correspond to current period's classification.


P. N. VENKATACHALAM
Managing Director


A.K.PURWAR
CHAIRMAN

In terms of our review report of even date.

B. M. Chatrath & Co.,
Chartered Accountants

(S. Krishnan)
Partner : - M.No. 51626

Vyas & Vyas,
Chartered Accountants

(O.P. Vyas)
Partner : - M.No.14081

S. Viswanathan,
Chartered Accountants

(R.M. Narayanan)
Partner : - M.No. 25650

S. P. Chopra & Co.,
Chartered Accountants

(Sanjiv Gupta)
Partner : - M.No. 83364

G. S. Mathur & Co.,
Chartered Accountants

(Ajay Mathur)
Partner : - M.No.82223

R. Devendra Kumar & Associates,
Chartered Accountants

(Neeraj Golas)
Partner : - M.No. 74392

Venugopal & Chenoy,
Chartered Accountants

(D.V. Jankinath)
Partner : - M.No. 29505

Salarpuria Jajodia & Co.,
Chartered Accountants

(Lalan Kumar)
Partner : - M.No. 75101

O. P. Totla & Co.,
Chartered Accountants

(O.P. Totla)
Partner : - M.No. 11854

K. S. Aiyar & Co.,
Chartered Accountants

(Santanu Ghosh)
Partner : - M.No.50927

B. D. Bansal & Co.,
Chartered Accountants

(Satish Kumar Bansal)
Partner : - M.No. 80324

Nundi & Associates,
Chartered Accountants

(M. Nandi)
Partner : - M.No. 16369

K. P. Rao & Co.,
Chartered Accountants

(K. Viswanath)
Partner : - M.No. 22812

Phillipos & Co.,
Chartered Accountants

(K. Radhakrishnan)
Partner : - M.No. 8242

Mumbai,
20th August 2003.

FILE NO. 82.4524

REVIEW REPORT OF UNAUDITED FINANCIAL RESULTS OF STATE BANK OF INDIA FOR THE QUARTER ENDED 30TH JUNE 2003

We, the undersigned Auditors, have reviewed the accompanying financial results of State Bank of India for the period ended June 30, 2003. These financial results are the responsibility of the Bank's Management.

2. The financial results incorporate the relevant returns of 42 branches reviewed by us, 367 branches reviewed by the Bank's Concurrent Auditors, 6 Foreign Offices reviewed by Bank's own internal auditors and one Foreign Office reviewed by an external auditor and unreviewed returns in respect of 8685 branches (including 12 Foreign Offices). In the conduct of our review, we have taken note of the review reports in respect of non-performing assets received from the Bank's Concurrent Auditors of domestic branches and internal / external auditors of foreign offices aggregating 374 branches/offices. These review reports covers 60.68 % of the advances portfolio excluding outstanding of asset recovery branches and food credit advance of the bank. Further, these review reports also cover 51.95 % NPAs as on June 30, 2003.

3. A review of Financial Results consists principally of applying analytical procedures to financial data and making enquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express an audit opinion.

4. Based on our review as aforesaid, nothing has come to our attention that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with accounting standards, save as otherwise stated in Note No.3 forming part of unaudited financial results, and the relevant prudential norms issued by the Reserve Bank of India in respect of income recognition, asset classification, provisioning and other related matters, has not disclosed the



FILE NO. 82 4594

information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed or that it contains any material misstatements.

B. M. Chatrath & Co.,
Chartered Accountants



(S. Krishnan)
Partner : - M.No. 51626

Vyas & Vyas,
Chartered Accountants



(O.P. Vyas)
Partner : - M.No.14081

S. Viswanathan,
Chartered Accountants



(R.M. Narayanan)
Partner : - M.No. 25650

S. P. Chopra & Co.,
Chartered Accountants



(Sanjiv Gupta)
Partner : - M.No. 83364

G. S. Mathur & Co.,
Chartered Accountants



(Ajay Mathur)
Partner : - M.No.82223

R. Devendra Kumar & Associates,
Chartered Accountants



(Neeraj Golas)
Partner : - M.No. 74392

Venugopal & Chenoy,
Chartered Accountants



(D.V. Jankinath)
Partner : - M.No. 29505

Salarpuria Jajodia & Co.,
Chartered Accountants



(Lalan Kumar)
Partner : - M.No. 75101

O. P. Totla & Co.,
Chartered Accountants



(O.P. Totla)
Partner : - M.No. 11854

K. S. Aiyar & Co.,
Chartered Accountants



(Santanu Ghosh)
Partner : - M.No.50927

B. D. Bansal & Co.,
Chartered Accountants



(Satish Kumar Bansal)
Partner : - M.No. 80324

Nundi & Associates,
Chartered Accountants



(M. Nandi)
Partner : - M.No. 16369

K. P. Rao & Co.,
Chartered Accountants



(K. Viswanath)
Partner : - M.No. 22812

Phillipos & Co.,
Chartered Accountants



(K. Radhakrishnan)
Partner : - M.No. 8242

Mumbai,
20th August 2003.